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                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                       UNITED STATES                  OMB Number:     3235-0058
             SECURITIES AND EXCHANGE COMMISSION       Expires:    June 30, 1991
                   WASHINGTON, D.C. 20549             Average estimated burden
                                                      hours per response...2.50
                                                      --------------------------
                                                      --------------------------
                         FORM 12B-25                       SEC FILE NUMBER
                                                                0-23396
                                                      --------------------------
                 NOTIFICATION OF LATE FILING                 CUSIP NUMBER
                                                      --------------------------

(Check One):   [ ] Form 10-KSB        [ ] Form 20-F          [ ] Form 11-K
               [X] Form 10-QSB        [ ] Form N-SAR

      For Period Ended: DECEMBER 31, 2000
                        -----------------
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                      ------------------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT  INFORMATION

Muse Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable


300 Fifth Avenue
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Address of Principal Executive Office (Street and Number)


Waltham, MA  02451-4518
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City, State and Zip Code



PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]  (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.



SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to management's diversion relating to the recently completed merger with Advanced Visual Systems Inc. and the combination of operations and personnel, and the delay in preparation of the Company's year-end audit and filing of its Annual Report on Form 10-KSB.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.               (212)                 969-3000
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         (Name)                            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                          [X]  Yes      [ ]  No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes       [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".

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                             Muse Technologies, Inc.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    February 14, 2001           By: /s/ Brian R. Clark
      ------------------------           ----------------------------
                                         Brian R. Clark
                                         President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).



SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)

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                           MUSE TECHNOLOGIES, INC.
                    CONSOLIDATED STATEMENT OF OPERATIONS


                                               THREE MONTHS ENDED
                                                  DECEMBER 31,
                                          2000                   1999
REVENUE                            $        3,870,944    $          5,595,697

EXPENSES:
Cost of products sold                       1,051,475                 924,511
Selling, general and
administrative expenses                     3,677,599               2,780,251
Research and development                    1,131,949               1,084,737
Merger/Acquisition costs                      314,000                       0
Amortization                                  236,649                  71,331
Depreciation                                  267,462                 273,169
                                   ------------------    --------------------

TOTAL OPERATING
EXPENSES                                    6,679,134               5,133,999
                                   ------------------    --------------------
NET OPERATING
INCOME (LOSS)                      $      (2,808,190)    $            461,698
                                   ------------------    --------------------

OTHER INCOME
(EXPENSE)
Restructuring expense                               0                (70,000)
Unrealized loss on
investment                                  (593,190)                       0
Gain/(Loss) on foreign
currency transactions                         116,391                       0
Interest expense                            (104,761)                (67,464)
Interest income                                41,803                 256,493
Taxes                                               0                (43,968)
                                   ------------------    --------------------
TOTAL OTHER INCOME
(EXPENSE)                                   (539,757)                  79,717
                                   ------------------    --------------------

NET INCOME (LOSS)                        ($3,347,947)                $541,415
                                   ==================    ====================

NET INCOME (LOSS) PER
SHARE
Basic and assuming dilution                   $(0.26)                   $0.04
                                   ==================    ====================


WEIGHTED AVERAGE
NUMBER OF
COMMON SHARES
OUTSTANDING:                               12,980,261              12,480,514
                                   ==================    ====================




SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)

RESULTS OF OPERATIONS

         Revenues for the three month period ended December 31, 2000 was $3,870,944 as compared to revenues of $5,595,697 for the three month period ended December 31, 1999. The decrease of $1,724,753 or 31% for the three month period is primarily attributable to a reduction in hardware and contract programming sales in Europe as well softening demand by domestic companies and governmental entities.

         Total operating expenses for the three month period ended December 31, 2000 was $6,679,134 as compared to total operating expenses of $5,133,999 for the three month period ended December 31, 1999. The increase of $1,545,135 or 30% for the three month period is primarily attributable to extraordinary legal and other professional fees and expenses in connection with the merger with Advanced Visual Systems. In addition the three month period ended December 31, 2000 included a full three months of expenses for the other acquisitions made last year of Virtual Presence LTD, Simulation Solutions, LTD and the VR Source.com which were not included in the three month period ending December 31, 1999.

         Total other income/(expense) for the three month period ended December 31, 2000 was $539,757 loss as compared to $79,717 income for the three month period ended December 31, 1999. The loss for the three month period ended December 31, 2000 is mainly attributable to a unrealized loss on investments of $593,190, an increase in interest expense of $37,297 as well as decrease in interest income of $214,690 compared to 1999 because of reduced cash balances.

         Accordingly, the net loss for the three month period ended December 31, 2000 of $3,347,947 as compared to the net income of $541,415 for the three month period ended December 31, 1999, reflected the significant decrease in revenues in the European markets and federal government agencies, additional costs associated with the AVS, Virtual Presence and Simulation Solutions acquisitions, as well as an unrealized loss on the investment account and reduced interest income.



SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)